UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,194,010*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,194,010*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,010

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,960

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,960

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,028

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,028

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,028

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 144,608*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 144,608*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,352,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 3.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 228,115*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 228,115*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,436,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 4.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 306,744*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 306,744*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,514,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 5.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 879,075*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 879,075*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,087,073

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 6.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,190*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 79,190*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,287,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 7.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 295,947*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 295,947*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,503,945

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 8.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 355,116*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 355,116*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,563,114

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 9.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,380*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 56,380*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 10.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,970*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 85,970*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 11.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,090*

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 13,090*

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,221,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 12.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,207,998

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 885807107

1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,207,998**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,207,998**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,207,998

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 170 Harbor Way, Suite 300, South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 16. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2014
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

/s/ Stefan A. Dyckerhoff
Signature

/s/ Samuel J. Pullara III
Signature

APPENDIX A TO SCHEDULE 13G — THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	5,194,010	Note 1			8.7%

Sutter Hill Entrepreneurs Fund (AI), L.P.	3,960				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	10,028				0.0%

Total of Sutter Hill Funds	5,207,998

David L. Anderson	144,608	Note 3			0.2%
			5,352,606	Note 2	8.9%

G. Leonard Baker, Jr.	228,115	Note 4			0.4%
			5,436,113	Note 2	9.1%

William H. Younger, Jr.	306,744	Note 5			0.5%
			5,514,742	Note 2	9.2%

Tench Coxe	879,075	Note 6			1.5%
			6,087,073	Note 2	10.1%

James C. Gaither	79,190	Note 7			0.1%
			5,287,188	Note 2	8.8%

James N. White	295,947	Note 8			0.5%
			5,503,945	Note 2	9.2%

Jeffrey W. Bird	355,116	Note 9			0.6%
			5,563,114	Note 2	9.3%

David E. Sweet	56,380	Note 10			0.1%
			5,264,378	Note 2	8.8%

Andrew T. Sheehan	85,970	Note 11			0.1%
			5,293,968	Note 2	8.8%

Michael L. Speiser	13,090	Note 12			0.0%
			5,221,088	Note 2	8.7%

Stefan A. Dyckerhoff	0				0.0%
			5,207,998	Note 2	8.7%

Samuel J. Pullara III	0				0.0%
			5,207,998	Note 2	8.7%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 669,005 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Sutter Hill Ventures, A California Limited Partnership of which the reporting person is a Managing Director of the General Partner and all shares held by the following limited partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.

Note 3:  Comprised of 16,810 shares (including 1,285 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Anderson Living Trust of which the reporting person is the trustee, 81,033 shares (including 5,511 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person and 46,765 shares (including 12,171 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 145,499 shares (including 18,645 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Baker Revocable Trust of which the reporting person is a trustee and 82,616 shares (including 11,192 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 108,105  shares (including 19,950 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 126,887 shares (including 26,509 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person and 71,752 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 6:  Comprised of 306,445 shares (including 16,166  shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Coxe Revocable Trust of which the reporting person is a trustee, 215,848 shares (including 60,758 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person and 356,782 shares (including 36,706 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 7:  Comprised of 57,268  shares (including 11,558  shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Gaither Revocable Trust of which the reporting person is the trustee and 21,922  shares (including 2,111 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8:  Comprised of 291,871 shares (including 38,025 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The White Revocable Trust of which the reporting person is a trustee and 4,076 shares held in a Roth IRA for the benefit of the reporting person.

Note 9:  Comprised of 269,197 shares (including 35,017 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 919 shares held in a Roth IRA for the benefit of the reporting person and 85,000 shares of director’s options that are fully vested and exercisable within 60 days after 12/31/13.

Note 10:  Comprised of 12,226 shares (including 1,278 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 44,154 shares (including 6,093 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 85,970 shares (including 10,912 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 13,090 shares (including 1,686 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Speiser Trust Agreement of which the reporting person is a trustee.